UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant To Rule 13a-16 or 15d-16
                                     of the
                         Securities Exchange Act of 1934


                          For the month of August 2002


                        Valley of the Doce River Company
                 (Translation of Registrant's name into English)



                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                Form 20-F [X]    Form 40-F  [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                     Yes  [ ]    No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________________

                           Companhia Vale do Rio Doce

                                TABLE OF CONTENTS


                      This Form 6-K contains the following:

                                                                      Sequential
                                                                         Page
 Item                                                                   Number
 ----                                                                   ------
1.     Press Release entitled "Companhia Vale do Rio Doce
       Second Quarter Performance in 2002; US GAAP," dated
       August 14, 2002...................................................   1

2.     Condensed Consolidated Financial Information......................  12



This current report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-4 of Companhia Vale do Rio Doce and Vale Overseas Limited, File No. 333-84696.

                     US          [LOGO]                     Comphania
                    GAAP                                    Vale do Rio Doce

  BOVESPA:VALE3, VALE5        Press Release 2Q02
    NYSE: RIO, RIOPR
 LATIBEX: XVALO, XVALP        COMPANHIA VALE DO RIO DOCE

                              SECOND QUARTER PERFORMANCE IN 2002

                              The   financial   and   operational    information
                              contained  in  this  press  release,  unless  when
                              otherwise  indicated,  is  based  on  consolidated
                              figures,    according   to   generally    accepted
                              accounting  principles  in the  United  States  of
                              America ("US GAAP"). The main subsidiaries of CVRD
                              which form part of these consolidated figures are:
    www.cvrd.com.br           RDME,  Sibra,  Ferteco,  Urucum  Mineracao,   Para
                              Pigmentos,  Docenave, Aluvale, Florestas Rio Doce,
                              Celmar, Rio Doce Europa,  Itaco, CVRD Overseas and
                              Rio Doce  International  Finance.  From the end of
                              the second  quarter 2002,  Alunorte  forms part of
                              the consolidated  figures. Rio de Janeiro,  August
                              14,  2002  -  In  the  second   quarter  of  2002,
                              Companhia Vale do Rio Doce (CVRD) posted a loss of
                              US$ 14 million,  equivalent to a loss per share of
                              US$ 0.04. In the first half, earnings  accumulated
                              amounted to US$ 261 million,  equal to an earnings
                              per share of US$  0.68.  Revenues,  margins,  cash
          CVRD                flow  and  sales   volumes   showed  a  very  good
        Investor              performance   and   some   record   figures   were
       Relations:             registered.
 Roberto Castello Branco
      Andreia Reiis           The  negative  result  was  caused  by  the  22.4%
    Daniella Tinoco           appreciation  of the US Dollar  (USD)  against the
    Barbara Gelluda           Real (BRL)  which took  place  between  the end of
     Rafael Azevedo           1Q02 and the end of 2Q02. This generated a foreign
 Tell: (5521) 3814-4540       exchange  loss  of  US$  312  million,  due to the
    riio@cvrd.com.br          impact of this  variation  on net  liabilities  in
                              foreign currency.

                              The depreciation of the BRL favourably affects the Company's cash flow over time through a reduction in costs. As most of these costs are denominated in domestic currency and fall in Dollar terms, margins widen and cash flow in foreign currency increases, tending to naturally compensate for the negative effect of monetary variation on earnings.

                              Gross operating revenues amounted to US$ 1.071 billion, 8.5% higher than 1Q02, the highest figure for the last six quarters. This occurred in spite of the negative effect of lower iron ore prices. Both CVRD, its subsidiaries, affiliates and joint ventures made provisions to fully recognised in 2Q02 the retroactive effect of lower prices, bearing in mind that negotiations were concluded between the end of May and early June.

                              EBITDA (earnings before interest tax depreciation and amortization) amounted to US$ 456 million, up 2.7% and 11.5%, compared to 1Q02 and 2Q01, respectively. EBITDA margin amounted to 44.4%, very high and in line with previous results. In 2Q02, the impact of exchange rate fluctuation on EBITDA was very small. The appreciation of the USD against the BRL, comparing the average daily exchange rate in 2Q02 with that in 1Q02, the change that affects cash flow, was only 5%.

[LOGO]  Comphania                                                   US GAAP 2Q02
        Vale do Rio Doce


Record sales of iron ore and pellets were achieved in 2Q02, with shipments totalling 41.089 million tons. By the same token, general cargo transported (products other than iron ore and pellets) for clients on CVRD's railroads (Vitoria a Minas and Carajas) also reached record levels, recording 3.730 million net ton kilometres (ntk).

Debt leverage and interest coverage indicators were at very comfortable levels. Total debt amounted to 2.2 times EBITDA accumulated over the last twelve months and 27% of the enterprise value at the end of June. 2Q02 EBITDA was equal to
10.6 times interest payments. Therefore the depreciation of the BRL did not affect the soundness of CVRD's balance sheet.

RELEVANT EVENTS

Strategy execution

Two important transactions took place in the implementation of CVRD's strategy in the aluminum businesses, whose focus is the exploitation of opportunities in the bauxite and alumina segments.

The first was the purchase, for R$ 118.9 million, of a 12.6% stake in Alunorte by Aluvale, a wholly owned subsidiary of the Company, which thus now holds 62.1% of the common shares and 19.1% of the preferred shares in Alunorte, corresponding to 57% of the total share capital. Among other implications, this means that CVRD will be able to capture greater value in the future expansion of this alumina refinery.

The second transaction was the acquisition, for R$ 6.4 million, of total control in Mineracao Vera Cruz (MVC). MVC has significant bauxite reserves located in an area adjoining CVRD's own reserves in the Paragominas region, in the state of Para. The geographical location of MVC's mineral resources significantly increases flexibility in the use of the Company's logistics infrastructure.

In the non-ferrous segment, CVRD acquired full control of the Salobo copper project for US$ 50.4 million and entered into a joint venture with Antofagasta Plc, one of the largest copper producers in the Americas, for mineral exploration in the south of Peru, an area with significant mineral resource potential.

In June, the Company ceased extraction activities at the Igarape Bahia gold reserve in Carajas. As a consequence, CVRD's estimated gold production for 2002 is 320,000 troy ounces, compared to the 514,400 troy ounces produced in 2001. However, concurrently, there is an ongoing pre-feasibility study for the development of Igarape Bahia Phase IV. From the middle of 2004, it is estimated that this new phase will produce 36,000 tons of copper concentrate and 83,600 troy ounces of gold annually. The estimated capex for the development of Igarape Bahia Phase IV is US$ 54 million.

CVRD has obtained the concession for the construction and operation of the Estreito hydroelectric power plant which will have a capacity of 1,087 MW. CVRD's stake in the consortium that made the winning bid at the concession auction is 30%. The Estreito plant will be the Company's tenth hydroelectric power project, two of which, Igarapava and Porto Estrela, are already in operation.

The Company is in the process of negotiating the sale of the assets of Florestas Rio Doce to Bahia Sul Celulose S.A. and Aracruz Celulose S.A., concluding the strategy of divesting out of the paper and pulp sector. Bond issues

Vale Overseas, a wholly owned subsidiary of CVRD, has begun the offer to swap bonds guaranteed by the Company, which fall due in 2007, with a coupon of 8.625%, political risk insurance (PRI) and a total face value of US$ 300 million, series A (old issue) for series B bonds (new issue). The new issue represent the same debt with exactly identical characteristics. However, the new issue do not carry


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                                                                               3

[LOGO]  Comphania                                                   US GAAP 2Q02
        Vale do Rio Doce

restrictions on their purchase by retail investors and are registered with the SEC (Securities and Exchange Commission) under the terms of the US Securities Act of 1933, which will improve the liquidity of these bonds in the secondary market.

Authorization was requested from the CVM (Brazilian Securities and Exchange Commission) on June 28, 2002, to register shareholders debentures issued by CVRD and distributed to its shareholders in April 1997, in the context of the privatization program. Registration of these debentures will allow them to be publicly traded on Brazilian markets.

The Chicago Board Options Exchange (CBOE) and Pacific Exchange have begun trading in options on RIO, the ADR representing the common shares of CVRD. These options constitute a risk transfer vehicle, and it is hoped that they will help to reduce volatility in the Company's stock price.

Iron ore and pellet prices

Between the end of May and the beginning of June, CVRD concluded iron ore and pellet price settlements with European and Japanese clients for 2002 (April 2002 to March 2003 in the case of Japan). Reflecting the performance of the steel industry in 2001, prices were down, by between 1% (iron ore fines from the Southern System to Europe) and 5.5% (blast furnace pellets to Europe). The impact of this drop in prices in the first half of the year is fully recognised in the results for 2Q02.

SHORT TERM PROSPECTS

The increased risk aversion prevailing in the world financial market reflects the suspicion generated by the cases of corporate fraud and doubts about the strength of the global economic recovery.

Recent statistics on economic activity in the US and Europe suggest that recovery in the global economy is likely to take place more slowly than we had expected at the time of publishing CVRD's first quarter results earlier this year, on May 15.

In Brazil, uncertainty in world financial markets magnified the effects of the uncertainties about the future of macro-economic policy under the next government. This combination produced a high degree of financial assets price volatility. It is hoped that the new agreement with the IMF, involving a credit line of US$ 30 billion to the Brazilian government, will produce positive effects on the markets and, consequently, on the Brazilian economy.

The 3.1% drop in global steel output (ex-China) in 2001 and the expansion of global industrial production in 2002, were the main factors behind recovery of the steel products markets this year. The average price of steel products rose significantly: the Steel Price Index (CRUspi), computed by CRU, showed a rise of 32% between the end of last year and the beginning of August this year. Global production of crude steel, according to data from the International Institute for Steel and Iron (IISI), grew 3.9% in the first half of 2002, compared to the same period in 2001. In the second quarter of 2002, this growth accelerated, production increasing by 5.7% over the first quarter.

This scenario is reflected positively in the demand for iron ore and pellets. China continues to be the principal driving force behind the growth in seaborne demand for iron ore: its imports amounted to 51 million tons in the first half of 2002 (1H02) compared to 41.9 million in 1H01, an increase of 21.9%. In Japan, where the economy is still undergoing a fragile recovery, iron ore inventories are down and import levels remained constant in 1H02, totalling 63 million tons. Higher steel prices have stimulated a recovery in the global demand for pellets.

The prospects for continuing increase in Chinese imports, driven by a fast growing GDP and replacement of domestically produced iron ore by the imported product, combined with the fact that steel prices are

[LOGO]  Comphania                                                   US GAAP 2Q02
        Vale do Rio Doce


expected to remain at current levels, leads us to expect good sales performance for iron ore and pellets of CVRD in the second half of 2002, consolidating the movement observed in 1H02.

On the other hand, given the current and expected short term demand evolution for aluminum, we cannot anticipate a price recovery for the next few months. Inventories on the London Metal Exchange (LME) continue to accumulate and prices have reacted negatively to the turbulence in global financial markets, converging to US$ 1,300 per ton, compared to the 2001 average of US$ 1,453 and US$ 1,378 in the first seven months of 2002. In the case of alumina, demand from China provides support for prices at their current level. For new contracts, the alumina price has remained at around 11% of the aluminum price on the LME. Gold prices have remained consistently above the level of US$ 300 per troy ounce, and its resiliency may be associated to the asset price volatility in global financial markets.

Despite the slow growth in the Brazilian economy, demand for logistics services has been very strong, given the deficiencies that exist in Brazil's cargo transportation infrastructure. CVRD has been able to exploit opportunities in the market, especially in the transport of grains and cement, as well as inter-modal transportation. For instance, the winning of new contacts has made it feasible to expand the Company's railroad activities in the transportation of products for the car industry from 4Q02 onwards.

REVENUES AND SALES VOLUMES

Sales volume of iron ore and pellets in the second quarter reached new record level of 41.089 million tons, 11.9% higher than the previous quarter and up 7.3% YoY. In 1H02, the volume accumulated amounted to 77.8 million tons, which was also a record. This figure represents a 7.% increase over the 72.7 million tons sold in 1H01.

                   CONSOLIDATED SALES OF IRON ORE AND PELLETS
                                                                   thousand tons

                       2Q 01       %      1Q 02         %        2Q02        %

Iron ore              33,469      87.4   33,001        89.9     35,963      87.5

Pellets                4,812      12.6    3,715        10.1      5,126      12.5

Total                 38,281     100.0   36,716       100.0     41,089     100.0


Sales statistics in 2Q02 showed a cyclical recovery in pellet demand - the level recorded of 5.1 million tons was 38% higher than the previous quarter. Demand for pellets has a close correlation with the steel price cycle, which after a very weak year began a recovery trend in 2002.

As with iron ore, ferro-alloys produced by CVRD have been experiencing increased demand. Sales of these products were up 3.1% on the previous quarter and 7.5% YoY.

The transportation of general cargo (products other than iron ore and pellets) for customers on CVRD's railroads, amounted to 3.730 billion net ton kilometres
(ntk), a quarterly record, surpassing the previous record of 3.468 billion ntk in 1Q02. Ferrovia Centro-Atlantica (FCA) also registered its best performance in terms of general cargo transportation since its operation was taken over by CVRD at the beginning of 2000: 2.712 billion nkt.

In addition to transportation records, CVRD's railroads have been significantly improving productivity. At EFVM, ntk per active locomotive, per day, rose from
0.87 million in 2Q01 to 0.95 million in 2Q02. Simultaneously, fuel consumption fell. EFVM's trains transported, on average, 300 tkus per litre of fuel consumed in 2Q02, compared to 280 in 2Q01. Maximization of asset utilization and operational cost reductions are contributing to increase returns on existing assets.

[LOGO]  Comphania                                                   US GAAP 2Q02
        Vale do Rio Doce

                     GENERAL CARGO RAILROAD TRANSPORTATION
                                                                     million ntk

                                   1Q 01   2Q 01   3Q 01   4Q 01   1Q 02   2Q 02

EF Vitoria a Minas                 2,643   2,890   2,844   2,791   2,803   2,880

EF Carajas                           356     543     494     423     665     850

Total Parent Company               2,999   3,433   3,338   3,214   3,468   3,730

Ferrovia Centro Atlantica          1,962   2,236   2,167   1,993   2,257   2,712

Grand Total                        4,961   5,669   5,505   5,207   5,725   6,442


CVRD's ports handled 7.007 million tons, an increase of 27% on the previous quarter.

Gold sales have been falling due to the exhaustion of the Igarape Bahia mine, amounting to 111,854 troy ounces in the quarter. From the third quarter of 2002, gold will be produced only from the mines of Fazenda Brasileiro and Itabira. However, CVRD's gold production will rise strongly when operations begin at the copper mines in Carajas. Annual production of 950,000 troy ounces is estimated for 2007, by which time all the copper projects should be fully operational. Potash shipments increased substantially, up by 69.9% QoQ and 27.2% YoY.

Gross operating revenues in 2Q02 amounted to US$ 1.071 billion, up 8.5% on the previous quarter and 4.1% higher than 2Q01. Revenues from the sale of iron ore and pellets amounted to US$ 703 million, representing 65.6% of total revenues in the quarter. Average sale prices of iron ore and pellets in 2Q02 were, respectively, US$ 15.34 and US$ 31.64 per ton.

Transportation services contributed 12.2% and aluminum products, bauxite, alumina and primary aluminum, 9.2%. Total accumulated gross revenues in 1H02 amounted to US$ 2.058 billion, of which sales of iron ore and pellets contributed US$ 1.369 billion. 1H02 total gross revenues grew 1.2% YoY.

The domestic market accounted for US$ 345 million of Company gross revenues in 2Q02. In the principal overseas markets, Europe accounted for US$ 384 million and Asia, US$ 211 million.

                          VOLUME SOLD - OTHER PRODUCTS
                                                                   thousand tons

                                           2Q 01           1Q 02           2Q 02

Gold (troy ounces)                       114,780         115,455         111,854

Manganese                                    151             257             133

Ferro-alloys                                  93              97             100

Alumina                                       34             118              21

Aluminum                                      43              33              63

Bauxite                                      152             294             253

Potash                                       151             113             192

Kaolin                                        80              63              60

[LOGO]  Comphania                                                   US GAAP 2Q02
        Vale do Rio Doce

                            GROSS REVENUE BY PRODUCT
                                                                     US$ million

                              2T 01         %    1T 02       %   2T 02         %

Iron Ore                        503      48.9      545    55.2     550      51.4

Pellets                         173      16.8      121    12.3     153      14.3
Gold                             32       3.1       34     3.4      35       3.3

Transportation                  131      12.7      111    11.2     131      12.2

Aluminum, Alumina and Bauxite    78       7.6       68     6.9      98       9.2

Manganese and Ferro-alloys       39       3.8       73     7.4      65       6.1

Potash                           22       2.1       16     1.6      24       2.2

Kaolin                           23       2.2       11     1.1       9       0.8

Wood and Pulp                    17       1.7        1     0.1       2       0.2

Others                           11       1.1        7     0.7       4       0.4

Total                         1,029     100.0      987   100.0   1.071     100.0



                         GROSS REVENUES BY DESTINATION
                                                                     US$ million

                              2T 01         %    1T 02       %   2T 02         %

Domestic Market                 312      30.3      293    29.7     345      32.2

Foreign Market

United States                    56       5.4       65     6.6      30       2.8

Europe                          323      31.4      342    34.7     384      35.9

Middle East and Africa           49       4.8       39     4.0      35       3.3

Japan                            87       8.5       62     6.3      69       6.4

Asia except Japan               117      11.4      135    13.7     142      13.3

Latin  America and others        85       8.3       51     5.2      66       6.2

Total                         1,029     100.0      987   100.0 1  .071     100.0


SECOND QUARTER EARNINGS

According to US GAAP criteria, CVRD posted a loss of US$ 14 million, caused by the negative effect of depreciation in the BRL on net liabilities in foreign currency, of some US$ 312 million.

The negative effect of exchange rate variation was also felt in equity income, with a loss of US$ 37 million in the aluminum related businesses. As in the case of the Parent Company, this negative result was caused by the exchange rate loss effect on net liabilities in foreign currency.

EBITDA OF US$ 456 MILLION

EBITDA of CVRD in 2Q02 amounted to US$456 million, 44.4% of net revenues in the quarter. The effect of the BRL's depreciation against the USD on the Company's cash flow, which in the case of US GAAP financial statements is reflected in a lower cost of goods sold (COGS), was not significant, given that the average exchange rate in the second quarter only varied by 5% on the previous quarter. This contrasts with the impact of exchange rate fluctuation on net liabilities in foreign currency, and consequently on quarterly earnings. In this case, the significant variation, for accounting purposes, is the difference between the USD/BRL rate on the last day of 2Q02 (R$ 2.8444) and the last day of 1Q02 (R$ 2.3236), 22.4%.

[LOGO]  Comphania                                                   US GAAP 2Q02
        Vale do Rio Doce


The main factor behind the increase in EBITDA in 2Q02, compared with 2Q01, of US$ 47 million, was the US$ 36 million increase in net operating revenue. This in turn reflected increased sales volume, given that the prices of CVRD's main products, iron ore and pellets, were lower than in 2001. There was an increase of US$ 20 million in dividends received, which in the second quarter totalled US$ 30 million (Samarco US$ 17 million, MRN US$ 10 million and Caemi US$ 3 million). COGS, on which exchange rate variation had little effect, came down by US$ 3 million, 0.5% YoY. Partly offsetting these positive effects, sales, general and administrative expenses increased by US$ 11 million in 2Q02, compared with the same period a year earlier.

                               EBITDA COMPOSITION

                                                           US$ million
                                                                 1Q 02

          Net Operating Revenues                                1,027

          COGS                                                   (594)

          SG&A                                                    (64)

          Research and Development                                (12)

          Other Operational Expenses                              (27)

          Adjustment for Exceptional Non-Cash Items                35

          EBIT                                                    365

          Depreciation, Depletion and Amortization                 61

          Dividends received                                       30

          EBITDA                                                  456

The  ferrous  mineral   businesses  -  iron  and  manganese  ore,   pellets  and
ferro-alloys - accounted for 87.3% of EBITDA in 2Q02. Logistics services contributed with 5.9% and non-ferrous businesses - gold, potash and kaolin - with 5.7%.

                            EBITDA BY BUSINESS AREA
                                                                     US$ million

                             2Q 01       %    1Q 02       %    2Q 02       %

Ferrous Minerals              316      77.8    349      78.6    398       87.3

Non Ferrous Minerals           18       4.4     12       2.7     26        5.7

Logistics Services             70      17.2     63      14.2     27        5.9

Aluminum                        1       0.2     18       4.1      6        1.3

Steel                           1       0.2      2       0.5     (1)      (0.2)

Total                         406     100.0    444     100.0    456      100.0

CAPITAL EXPENDITURES

Investments made by the Parent Company in 2Q02 amounted to US$ 215.6 million. This figure included US$ 50.4 million of the acquisition costs of the 50% stake owned by Anglo American plc in the Salobo copper project, and US$ 114.7 million which was allocated to several greenfield and brownfield projects.

Capital expenditures for 1H02 amounted to US$ 373.2 million.

Most of the expenditure on projects was in the area of ferrous minerals, totalling US$ 58.6 million. Of particular note were: the US$ 21.4 million spent on the purchase of locomotives for iron ore transportation, work on the construction of Pier III at the Ponta da Madeira maritime terminal (US$ 5.6 million) and US$ 24.0 million on the Sao Luis pellet plant and its supporting infrastructure.

US$  27.3  million  were  invested  in the  construction  and the  environmental licensing of eight hydroelectric power projects. By the end of August construction will begin on the Capim Branco I and II hydroelectric power plants.

[LOGO]  Comphania                                                   US GAAP 2Q02
        Vale do Rio Doce

Logistics projects absorbed US$ 19.6 million, the largest investment of US$ 7.7 million being spent on the purchase of transtainers and portainers for the Vila Velha Terminal (TVV) and US$ 3.8 million on the enlarging of the Praia Mole Terminal, both in the state of Espirito Santo. US$ 2.2 million was spent on enlarging the capacity of the grain handling facilities at the port of Tubarao and US$ 2.9 million spent on increasing transportation capacity, warehousing and general cargo handling facilities in the Northern System.

Investment of US$ 7.7 million was carried out in Mineracao Serra do Sossego, in developing the copper mine. Capital expenditure on enlarging the potash mine at Taquari-Vassouras amounted to US$ 1.5 million. This brownfield project involves a total investment of US$ 67.5 million from 2002 to 2005, to increase production capacity from 600 to 850,000 tons a year by 3Q05. This is an investment with a high expected rate of return, in a product whose sales produce strong cash generation, which will increase CVRD's share in a market that is growing by an average of 6% a year. Mineral exploration continues to focus on the discovery of world class mineral deposits. Investment in 2Q02 quarter amounted to US$ 8.3 million. Most of the expenditure for this year is allocated to the exploration of copper, gold, nickel, kaolin and platinum group metals. US$ 2.7 million was spent on information technology and US$ 0.9 million on environmental protection.

                         CAPITAL EXPENDITURES* - 2Q 02

By Business Area       US$ million       %      By Category            US$ million        %
Ferrous Minerals              91.6    55.4      Equity Investments             7.8     4.7

Logistics                     25.2    15.3      Maintenance                   29.0    17.6

Non Ferrous Minerals          18.5    11.2      Projects                     114.7    69.5

Energy                        27.5    16.6      Mineral Exploration            8.3     5.0

Others                         2.4     1.5      Environmental Protection       0.9     0.5

                                                Information Technology         2.7     1.6

                                                Technological Research         1.7     1.0

Total                        165.2   100.0      Total                        165.2   100.0

 * acquisition not included

Among the subsidiaries and affiliates in the area of ferrous minerals, Ferteco invested US$ 2.6 million in maintenance, bringing the total to US$ 4.9 million for 1H02. Samarco invested US$ 3.0 million in the quarter and US$ 9.4 million in 1H02, US$ 6.9 million of which was spent on a roller press for pellet feed milling, which saves energy consumption in the pelletizing process.

MRN, a bauxite producer, invested US$ 29.1 million in 2Q02 and US$ 53.9 million in 1H02. Most of this, US$ 42.5 million, was spent on expanding production capacity from 11 to 16.3 million tons a year, which should be concluded by the end of this year.

Alunorte invested US$ 41.8 million in 2Q02 and US$ 86.2 million in 1H02. Investment in expanding the production of alumina, from 1.6 million to 2.4 million tons a year, amounted to US$ 83.5 million. This project is scheduled for completion also at the end of 2002.

Albras' capital expenditure in the quarter amounted to US$ 4.8 million in 2Q02 and US$ 10.2 million in 1H02. Of this total, US$ 4.8 million was spent on a project to increase the productivity of the smelter.

[LOGO]  Comphania                                                   US GAAP 2Q02
        Vale do Rio Doce

INDEBTEDNESS

CVRD's total debt level fell slightly, falling from US$ 3.935 billion in 1Q02 to US$ 3.914 billion as of June 30, 2002. This occurred despite the fact that Alunorte's debt of US$ 455 million was consolidated into CVRD's financial statements, representing therefore an immediate increase in debt by this amount.

The Company's cash levels fell by US$ 436 million, meaning that net debt rose from US$ 1.927 billion to US$ 2.342 billion at the end of 2Q02. This drop in cash was influenced by an interest on shareholders equity payment of US$ 329 million in April and capital expenditures during 2Q02 of US$ 215.6 million.

Debt leverage and interest coverage indicators were at very comfortable levels. Total debt amounted to 2.2 times EBITDA accumulated over the last twelve months, while total debt represented 27% of Company's enterprise value. 2Q02 EBITDA amounted to 10.6 times interest payments.

                                DEBT INDICATORS
                                                                     US$ million

                                                 2Q 01        1Q 02        2Q 02

Gross Debt                                       3,557        3,935        3,914

Net Debt                                         2,198        1,927        2,342

Gross Debt/LTM EBITDA                            1.99x        2.27x        2.20x

EBITDA/Interest  Coverage                        6.8x         10.8x        10.6x

Gross Debt/Total Assets                          0.28x        0.27x        0.27x

[LOGO]  Comphania                                                   US GAAP 2Q02
        Vale do Rio Doce

                         SELECTED FINANCIAL INDICATORS
                                                                     US$ million

                                              2Q 01         1Q 02          2Q 02

Gross Operating Revenues                      1,029           987         1,071

Gross Margin (%)                               39.8          43.7          42.2

Net Income                                      100           275           (14)

EBITDA                                          409           444           456

EBITDA margin (%)                              41.3          46.6          44.4

                              FINANCIAL STATEMENT
                                                                    US$ million

                                                       2Q 01    1Q 02     2Q 02

Gross Operating Revenues                              1,029       987     1,071

Value Added Tax                                         (38)      (34)      (44)

Net Operating Revenues                                  991       953     1,027

Cost of Goods Sold                                     (597)     (537)     (594)

Gross Income                                            394       416       433

Gross Margin (%)                                       39.8      43.7      42.2

SG&A Expenses                                           (53)      (59)      (64)

R&D Expenses                                            (10)       (9)      (12)

Employee Profit Sharing Plan                             (4)       (9)        3

Others                                                  (59)      (46)      (30)

Operational Income                                      268       293       330

Financial Income                                         17        33        44

Financial Expenses                                      (84)      (62)     (117)

Foreign Exchange and Monetary Gain (loss)              (150)       (3)     (312)

Others                                                   (2)     --         (10)

Income Taxes - Current                                   49        (7)        3

Income Taxes - Deferred                                   3       (12)      126

Equity in Results of Affiliates and Joint Ventures        7        29       (37)

Change in Provisions for Losses on Equity Investments   (11)        5       (45)

Minority Interests                                        3        (1)        4

Net Income                                              100       275       (14)

Earnings per Share (US$)                               0.26      0.72     (0.04)


                                 BALANCE SHEET
                                                                     US$ million

                                                              1Q02         2Q02
Assets

Current Assets                                               3,566         3,069

Long Term Assets                                             1,820         1,459

Permanent Assets                                             5,100         4,733

Total                                                       10,486         9,261

Liabilities and Stockholders' Equity

Current Liabilities                                          2,364         1,915

Long Term Liabilities                                        3,345         3,374

Shareholders' Equity                                         4,777         3,972

Capital                                                      2,709         2,944

Reserves                                                     2,068         1,028

Total                                                       10,486         9,261

[LOGO]  Comphania                                                   US GAAP 2Q02
        Vale do Rio Doce

"This press release may contain statements that express management's expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD's actual results to differ from expectations reflected in forward-looking statements, please see CVRD's reports filed with the Comissao de Valores Mobiliarios and the U.S. Securities and Exchange."

                           COMPANHIA VALE DO RIO DOCE
              INDEX TO CONDENSED CONSOLIDATED FINANCIAL INFORMATION

                                                                                                               Page

Report of PricewaterhouseCoopers Auditores Independentes..................................................     F-2

Condensed Consolidated Balance Sheets as of June 30, 2002 and December 31, 2001...........................     F-3

Condensed Consolidated Statements of Income for the Six-month periods
    ended June 30, 2002 and 2001 .........................................................................     F-5

Condensed Consolidated Statements of Cash Flows for the Six-month periods
    ended June 30, 2002 and 2001 .........................................................................     F-6

Condensed Consolidated Statements of Changes in Stockholders' Equity for
    the Six-month periods ended June 30, 2002 and 2001....................................................     F-7

Notes to the Condensed Consolidated Financial Information.................................................     F-8

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Stockholders of Companhia Vale do Rio Doce

We have reviewed the accompanying unaudited condensed consolidated balance sheet of Companhia Vale do Rio Doce and subsidiaries as of June 30, 2002, and the unaudited condensed consolidated statements of income, cash flows and of changes in stockholders' equity for the six-month periods ended June 30, 2002 and 2001. These financial statements are the responsibility of the Company's management. The unaudited financial information of certain affiliates, the investments in which total US$238 million at June 30, 2002, the provision for losses on equity investments which total US$29 at June 30, 2002, equity in earnings which total US$4 million and US$13 million, respectively for the six month periods ended June 30, 2002 and 2001, and change in provision for losses which total US$33 million for the six-month period ended June 30, 2002, and that of the majority-owned shipping and ferrous alloy subsidiaries, which statements reflect total assets of US$427 million at June 30, 2002 and total revenues of US$143 million and US$235 million for the six-month periods ended June 30, 2002 and 2001, respectively, were reviewed by other independent accountants whose reports thereon have been furnished to us.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews and the reports of other accountants, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of Companhia Vale do Rio Doce and subsidiaries as of December 31, 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for the year then ended (not presented herein). In our report dated March 28, 2002, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2001 is fairly stated in all material respects, in relation to the consolidated balance sheet from which it has been derived.


PricewaterhouseCoopers
Auditores Independentes


Rio de Janeiro, Brazil
August 14, 2002

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars
(Except for numbers of shares)

                                                                                        June 30,    December 31,
                                                                                         2002          2001
                                                                                        ------        ------
                                                                                      (Unaudited)
Assets

Current assets
Cash and cash equivalents ......................................................        1,572          1,117
Accounts receivable:
        Related parties ........................................................          118            106
        Unrelated parties ......................................................          490            443
Loans and advances to related parties ..........................................           65            160
Inventories ....................................................................          315            323
Deferred income tax ............................................................          290            265
Others .........................................................................          219            224
                                                                                       ------         ------
                                                                                        3,069          2,638

Property, plant and equipment, net .............................................        3,846          3,813
Investments in affiliated companies and joint ventures and other investments ...          925          1,227
Provision for losses on equity investments .....................................          (38)            (9)
Goodwill on acquisition of consolidated subsidiaries ...........................          516            540
Loans and advances:
        Related parties ........................................................          137            555
        Unrelated parties ......................................................           95            100
Judicial deposits ..............................................................          234            235
Other assets ...................................................................          477            423
                                                                                       ------         ------
TOTAL ..........................................................................        9,261          9,522
                                                                                       ======         ======

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars
(Continued)


                                                                                            June 30,    December
                                                                                              2002      31, 2001
                                                                                          -----------    --------
                                                                                           (Unaudited)
Liabilities and stockholders' equity

Current liabilities

  Suppliers ................................................................................      281       296
  Payroll and related charges ..............................................................       73        85
  Interest attributed to stockholders ......................................................      124       340
  Current portion of long-term debt
    Related parties ........................................................................       --        22
    Unrelated parties ......................................................................      481       274
  Short-term debt ..........................................................................      707       589
  Loans from related parties ...............................................................       85       168
  Others ...................................................................................      164       147
                                                                                               ------    ------
                                                                                                1,915     1,921
                                                                                               ------    ------

Long-term liabilities

  Employees postretirement benefits ........................................................      140       187
  Long-term debt
   Related parties .........................................................................       --       156
   Unrelated parties .......................................................................    2,638     2,014
  Loans from related parties ...............................................................        3        21
  Provisions for contingencies (Note 8) ....................................................      447       452
  Unrealized loss on derivative instruments ................................................       33        40
  Others ...................................................................................       72        86
                                                                                               ------    ------
                                                                                                3,333     2,956
                                                                                               ------    ------

Minority interests .........................................................................       41         5
Stockholders' equity
  Preferred class A stock - 600,000,000 no-par-value shares authorized
  and 138,575,913 issued ...................................................................      904       820
  Common stock - 300,000,000 no-par-value
    shares authorized and 249,983,143 issued ...............................................    1,630     1,479
  Treasury stock -4,751 (2001 - 91) preferred and 4,715,170
  (2001 - 4,715,170) common shares .........................................................      (88)      (88)
  Additional paid-in capital ...............................................................      498       498
  Other cumulative comprehensive income ....................................................   (4,243)   (3,465)
  Appropriated retained earnings ...........................................................    2,425     3,212
  Unappropriated retained earnings .........................................................    2,846     2,184
                                                                                               ------    ------
                                                                                                3,972     4,640
                                                                                               ------    ------
TOTAL ......................................................................................    9,261     9,522
                                                                                               ======    ======



           See notes to condensed consolidated financial information.

Condensed Consolidated Statements of Operations
Expressed in milions of United States dollars
(except number of shares and per-share amounts)

(Unaudited)

                                                                    Six months ended June 30
                                                                        2002            2001
                                                                        ----            ----

Operating revenues, net of discounts, returns and allowances
        Iron ore and pellets .....................................     1,369            1,256
        Gold .....................................................        69               60
        Other metals .............................................       198              178
                                                                    --------         --------
                                                                       1,636            1,494

Revenues from transportation services ............................       242              322
Aluminum products ................................................       166              161
Other products and services ......................................        14               57
                                                                    --------         --------
                                                                       2,058            2,034

Value-added tax ..................................................       (78)             (68)
                                                                    --------         --------
Net operating revenues ...........................................     1,980            1,966
                                                                    --------         --------
Operating costs and expenses
Cost of ores and metals sold .....................................      (824)            (798)
Cost of transportation services ..................................      (133)            (205)
Cost of aluminum products ........................................      (160)            (153)
Others ...........................................................       (14)             (43)
                                                                    --------         --------
                                                                      (1,131)          (1,199)

Selling, general and administrative expenses .....................      (123)             (93)
Research and development .........................................       (21)             (20)
Employee profit sharing plan .....................................        (6)             (14)
Others ...........................................................       (76)             (81)
                                                                    --------         --------
                                                                      (1,357)          (1,407)
                                                                    --------         --------
Operating income .................................................       623              559
                                                                    --------         --------
Non-operating income (expenses)
Financial income .................................................        77               65
Financial expenses ...............................................      (179)            (168)
Foreign exchange and monetary loss ...............................      (315)            (349)
Gain on sale of investments ......................................        --              277
Others ...........................................................       (10)              (2)
                                                                    --------         --------
                                                                        (427)            (177)
                                                                    --------         --------
Income before income taxes, equity results
  and minority interests .........................................       196              382
                                                                    --------         --------
Income taxes
Current ..........................................................        (4)              41
Deferred .........................................................       114               33
                                                                    --------         --------
                                                                         110               74
                                                                    --------         --------
Equity in results of affiliates and joint ventures ...............       (10)              14
Change in provision for losses on equity investments .............       (38)             (20)
Minority interests ...............................................         3                4
                                                                    --------         --------
Net income .......................................................       261              454
                                                                    ========         ========
Basic earnings per Common and Preferred Class A Share ............      0.68             1.18
                                                                    --------         --------

Weighted average number of shares outstanding
  (thousands of shares)
  Common shares ..................................................   245,268          249,975
  Preferred Class A shares .......................................   138,571          134,935


See notes to condensed consolidated financial information.

Condensed Consolidated Statements of Cash Flows
Expressed in milions of United States dollars
(Unaudited)

                                                                                         Six months ended June 30
                                                                                               2002         2001
                                                                                             --------    --------
Cash flows from operating activities:
  Net income. .............................................................................      261         454
  Adjustments to reconcile net income
     with cash provided by operating activities:
     Depreciation, depletion and amortization..............................................      127         128
     Equity in results of affiliates and joint ventures, net of dividends received.........       65          82
     Change in provision for losses on equity investments..................................       38          20
     Deferred income taxes.................................................................     (114)        (33)
     Provisions for contingencies..........................................................       69          66
     Loss on disposals of property, plant and equipment....................................       76          39
     Gain on sale of investments...........................................................        -        (277)
     Pension plan..........................................................................        6          17
     Foreign exchange and monetary (gains) losses..........................................      466         371
     Others...............................................................................        73           4
  Decrease (increase) in assets:
     Accounts receivable...................................................................      (82)        (57)
     Inventor..............................................................................      (25)         (5)
     Others................................................................................      (30)        (19)
  Increase (decrease) in liabilities:
     Suppliers ............................................................................      (14)          1
     Payroll and related charges...........................................................        5           1
     Others................................................................................        6         (30)
                                                                                            --------    --------
  Net cash provided by operating activities................................................      927         762
                                                                                            --------    --------
Cash flows from investing activities:
  Loans and advances receivable
     Related parties
        Additions.........................................................................       (29)        (30)
        Repayments........................................................................        29          83
     Others...............................................................................         2           3
  Guarantees and deposits..................................................................      (39)        (48)
  Additions to investments.................................................................       (1)        (16)
  Additions to property, plant and equipment...............................................     (317)       (281)
  Proceeds from disposals of property, plant and equipment.................................        1           1
  Proceeds from disposal of investment.....................................................        -         318
  Net cash used to acquire subsidiaries....................................................      (45)       (516)
                                                                                            --------    --------
  Net cash used in investing activities....................................................     (399)       (486)
                                                                                            --------    --------
Cash flows from financing activities:
  Short-term debt, net issuances...........................................................      211         484
  Loans
     Related parties
        Additions.........................................................................        12          53
        Repayments........................................................................       (19)        (36)
  Long-term debt
     Related parties.......................................................................       11           6
     Others................................................................................      513         242
Repayments of long-term debt
  Related parties..........................................................................      (15)        (19)
  Others....                                                                                    (140)       (142)
Interest attributed to stockholders........................................................     (329)       (639)
                                                                                            --------    --------
Net cash provided by (used in) financing activities........................................      244         (51)
                                                                                            --------    --------
Increase in cash and cash equivalents......................................................      772         225
Effect of exchange rate changes on cash and cash equivalents...............................    (317)        (77)
Cash and cash equivalents, beginning of period.............................................    1,117       1,211
                                                                                            --------    --------
Cash and cash equivalents, end of period...................................................    1,572       1,359
                                                                                            ========    ========


Cash paid during the period for:
     Interest on short-term debt ..........................................................      (16)        (14)
     Interest, net of interest capitallized of $10 in 2002 and $5 in 2001 .................      (68)       (101)
     Income tax............................................................................       (4)         41
Non-cash transactions
     Special pension plan contribution in shares of CSN....................................        -         249
     Exchange of loans receivable for investments..........................................       20          35


           See notes to condensed consolidated financial information.

Condensed Consolidated Statements of Changes in Stockholders' Equity Expressed in millions of United States dollars
(except number of shares and per-share amounts)


                                                                                                        Six months ended June 30,
                                                                                                     ------------------------------
                                                                                                            2002               2001
                                                                                                     -----------     --------------
                                                                                         Shares      (Unaudited)
                                                                                  -------------
Preferred class A stock (including one special share)
  Balance January 1..............................................................   138,575,913              820               820
  Transfer from appropriated retained earnings...................................             -               84                 -
                                                                                  -------------      -----------     --------------
  Balance June 30, 2002 and 2001.................................................   138,575,913              904               820
                                                                                  -------------      -----------     --------------
Common stock
  Balance January 1..............................................................   249,983,143            1,479             1,479
  Transfer from appropriated retained earnings...................................            -               151                 -
                                                                                  -------------      -----------     --------------
  Balance June 30, 2002 and 2001.................................................   249,983,143            1,630             1,479
                                                                                  -------------      -----------     --------------
Treasury stock
  Balance January 1..............................................................    (4,719,921)             (88)              (61)
  Sales in 2001..................................................................             -                -                 1
                                                                                  -------------      -----------     --------------
  Balance January 1..............................................................    (4,719,921)             (88)              (60)
                                                                                  -------------      -----------     --------------
Additional paid-in capital
  Balance January 1..............................................................                            498               498
                                                                                                     -----------     --------------
Other cumulative comprehensive income
  Amounts not recognized as net periodic pension cost
  Balance January 1..............................................................                              -              (100)
  Excess of additional minimum liability.........................................                              -               151
  Tax effect on above............................................................                              -               (51)
                                                                                                     -----------     --------------
  Balance January 1..............................................................                              -                 -
                                                                                                     -----------     --------------
Cumulative translation adjustments
  Balance January 1..............................................................                         (3,475)           (2,972)
  Change in the period...........................................................                           (778)             (564)
                                                                                                     -----------     --------------
  Balance January 1..............................................................                         (4,253)           (3,536)
                                                                                                     -----------     --------------
  Unrealized gain on available-for-sale security
  Balance January 1..............................................................                              -                24
  Change in the period ..........................................................                              -               (11)
                                                                                                     -----------     --------------
  Balance January 1..............................................................                              -                13
                                                                                                     -----------     --------------
Adjustments relating to investments in affiliates
  Balance January 1..............................................................                             10                 8
  Change in the period...........................................................                              -                 2
                                                                                                     -----------     --------------
  Balance January 1..............................................................                             10                10
                                                                                                     -----------     --------------
  Total other cumulative comprehensive income....................................                         (4,243)           (3,513)
                                                                                                     -----------     --------------
Appropriated retained earnings
  Balance January 1..............................................................                          3,212             3,537
  Transfer to retained earnings..................................................                           (235)             (536)
  Transfer to capital stock......................................................                           (552)             (311)
                                                                                                     -----------     --------------
  Balance January 1..............................................................                          2,425             2,690
                                                                                                     -----------     --------------
Retained earnings
  Balance January 1..............................................................                          2,184             1,648
  Net income.....................................................................                            261               454
  Interest attributed to stockholders
    Preferred class A stock ($0.39 per share in June 2002 and $0.68 in June 2001)                            (54)              (92)
    Common stock ($0.39 per share in June 2002 and $0.68 in June 2001)...........                            (97)             (170)
  Appropriation from reserves....................................................                            552               536
                                                                                                     -----------     --------------
Balance January 1................................................................                          2,846             2,376
                                                                                  -------------      -----------     --------------
  Total stockholders' equity.....................................................   383,839,135            3,972             4,290
                                                                                  =============      ===========     ==============
Comprehensive income is comprised as follows:
  Net income.....................................................................                            261               454
  Amounts not recognized as net periodic pension cost............................                              -               100
  Cumulative translation adjustments.............................................                           (778)             (564)
  Unrealized loss on available-for-sale security.................................                              -               (11)
  Adjustments relating to investments in affiliates..............................                              -                 2
                                                                                                     -----------     --------------
  Total comprehensive income.....................................................                           (517)              (19)
                                                                                                     ===========     ==============
           See notes to condensed consolidated financial information.

           Notes to the Condensed Consolidated Financial Information Expressed in millions of United States dollars, unless otherwise stated


1          The Company and its operations

           Companhia Vale do Rio Doce CVRD is a limited liability company, duly organized and existing under the laws of the Federative Republic of Brazil. Our operations are carried out through CVRD and its subsidiary companies, joint ventures and affiliates, and mainly consist of mining, non-ferrous metal production and logistics, as well as forestry, aluminum and steel activities. Further details of our operations and those of our joint ventures and affiliates are described in Note 9.

           The main consolidated operating subsidiaries are as follows:

                                                                                  Head office            Principal
                        Subsidiary                            % ownership          location               activity
----------------------------------------------------------- -----------------  ------------------  -----------------------
Ferteco Mineracao S.A. - FERTECO                                  100               Brazil          Iron ore and pellets
Para Pigmentos S.A.                                                80               Brazil                 Kaolin
SIBRA - Eletrosiderurgica Brasileira S.A.                          98               Brazil             Ferrous alloys
Navegacao Vale do Rio Doce S.A. - DOCENAVE                        100               Brazil                Shipping
Vale do Rio Doce Aluminio S.A. - ALUVALE                          100               Brazil                Aluminum
Itabira Rio Doce Company Ltd. - ITACO                             100            Cayman Island            Trading
Rio Doce International Finance Ltd. - RDIF                        100               Bahamas        International finance
CELMAR S.A. - Industria de Celulose e Papel                        85               Brazil                Forestry
Florestas Rio Doce S.A.                                           100               Brazil                Forestry
Rio Doce Manganese Europe - RDME                                  100               France             Ferrous alloys
Urucum Mineracao S.A.                                             100               Brazil                Iron ore


2         Basis of consolidation

          All majority-owned subsidiaries where we have both share and management control are consolidated with elimination of all significant intercompany accounts and transactions. Investments in unconsolidated affiliates and joint ventures are reported at cost less amortized goodwill plus our equity in undistributed earnings or losses. Included in this category are certain joint ventures in which we have majority ownership but, by force of shareholders' agreements, do not have effective management control. We provide for losses on equity investments with negative stockholders' equity and for other than temporary decreases in market value below carrying value where applicable.


3         Summary of significant accounting policies

          Our condensed consolidated interim financial information as of June 30, 2002 and for the periods of six months ended June 30, 2002 and 2001 is unaudited. However, in our opinion, such condensed consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for interim periods. The results of operations for the six month period ended June 30, 2002 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2002.

          This condensed interim financial information should be read in conjunction with our consolidated financial statements for the year ended December 31, 2001.


4         Recently issued accounting pronouncement

          In accordance with SFAS 142 "Goodwill and Other Intangible Assets", as from January 1, 2002 (or immediately for acquisitions after June 30,
          2001):

          o Goodwill relative to consolidated subsidiaries is no longer amortized, but is aggregated to reporting units and subject at least annually to testing for impairment, considering the reporting unit as a whole.

          o Goodwill relative to affiliates and joint ventures is no longer amortized but is allocated to the respective investment and included in the measurement of the gain or loss on sale, or the loss arising from an other than temporary decline in the value of the investment.

          o Goodwill charged against earnings for the six months ended June 30, 2001 totaled $14 relating to subsidiaries and $8 relating to equity investees which were classified as other operating expenses and equity in results of affiliates and joint ventures, respectively.

           SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" has been applied as from January 1, 2002 and the provisions thereof are applied prospectively.

5          Income tax

           Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory enacted tax rates applicable in the periods presented are as follows:

                                                  Six months ended June 30  - %
                                                  ----------------------------
                                                         2002           2001
                                                  ------------ --------------
Federal income tax .............................        25.00          25.00
Social contribution (*) ........................         9.00           9.00
                                                  ------------ --------------
Composite tax rate .............................        34.00          34.00
                                                  ============ ==============

     (*) From February 1, 2000 to December 31, 2002 the social contribution rate is 9% and as from January 1, 2003 it will be 8%.

           The amount reported as income tax benefit in this consolidated financial information is reconciled to the statutory rates as follows:

                                                                                                 Six months ended June 30
                                                                                           ----------------------------------
                                                                                                       2002             2001
                                                                                           ----------------- ----------------
Income before income taxes, equity results and minority interests.........................              196              382
                                                                                           ================= ================
Federal income tax  and social contribution expense at statutory enacted rates............              (67)            (130)
Adjustments to derive effective tax rate:
   Tax benefit on interest attributed to stockholders.....................................               43               89
   Exempt foreign income..................................................................               92               27
   Tax incentives.........................................................................                2               34
   Valuation allowance reversal (provision)...............................................                6               29
   Adjustments to reflect expected annual effective rate..................................               24               20
   Other non-taxable gains ...............................................................               10                5
                                                                                           ----------------- ----------------
Federal  income  tax  and  social  contribution  expense in consolidated
   statements of income...................................................................              110               74
                                                                                           ================= ================

          In 2000, we obtained approval of certain tax incentives relative to our iron ore and manganese operations in Carajas. The incentives comprise full income tax exemption on defined production levels up to 2005 and partial exemption up to 2013. An amount equal to the tax saving must be appropriated to a reserve account within stockholders' equity and may not be distributed in the form of cash dividends.

6          Inventories

                                            June 30, 2002   December 31, 2001
                                            -------------   -----------------
Finished products
   Iron  ore ..............................           81              110
   Gold ...................................            5                5
   Manganese ..............................           21               27
   Ferrous alloys .........................           18               28
   Others .................................           31               16
Spare parts and maintenance supplies ......          159              137
                                              ----------- ----------------
                                                     315              323
                                              =========== ================

7        Investments

                                                                                                     June                 Equity
                                                                                      30, 2002       Investments      Adjustments
                                                                ------------------------------- --------------------- -------------
                                                                                        (1)Net
                                                                                        income                         Six months
                                                                                        (loss)                       ended June 30,
                                                                Participation   (Net    for the    June   December 31,------------
                                                                in capital (%)  equity  period   30, 2002     2002     2002   2001
                                                                --------------  ------  ------   --------     ----     ----   ----

Investments in affiliated companies and joint ventures           voting  total
Steel                                                            ------  -----
  Usinas Siderurgicas de Minas Gerais S.A - USIMINAS (2)......    22.99  11.46    140     (70)     16            32     (8)     1
  Companhia Siderurgica Nacional - CSN (3) ...................        -     -       -       -       -             -      -      9
  Companhia Siderurgica de Tubarao - CST (4)..................    20.51  22.85     48     (22)     11            18     (5)     -
  California Steel Industries Inc. - CSI .....................    50.00  50.00    208      13     104            98      6     (1)

Paper and pulp
  Celulose Nipo-Brasileira S.A. - CENIBRA (3).................        -     -       -       -       -             -      -      9
  Bahia-Sul Celulose  S.A - BSC (3)...........................        -     -       -       -       -             -      -      2

Aluminum and bauxite
  Mineracao Rio do Norte S.A. - MRN...........................    40.00  40.00    377      47     151           154     19     13
  Valesul Aluminio S.A. -  VALESUL............................    54.51  54.51     83       7      45            51      4      5
  Alumina do Norte do Brasil S.A. - ALUNORTE .................    62.18  57.58      -     (51)      -            89    (23)   (19)

Pellets
  Companhia  Nipo-Brasileira de Pelotizacao - NIBRASCO........    51.11  51.00     28       2      14            16      1      5
  Companhia Hispano-Brasileira de Pelotizacao - HISPANOBRAS...    51.00  50.89     31       6      16            18      3      2
  Companhia Coreano Brasileira de Pelotizacao - KOBRASCO .....    50.00  50.00    (14)    (14)      -             2     (2)    (4)
  Companhia Italo-Brasileira de Pelotizacao - ITABRASCO.......    51.00  50.90     24       3      12            13      2      2
  Gulf Industrial Investment Company - GIIC...................    50.00  50.00     68       5      34            38      3      3
  SAMARCO Mineracao S.A.......................................    50.00  50.00    333      16     200           258      8      7

Others
  Fertilizantes Fosfatados S.A. - FOSFERTIL (5)...............    10.96  10.96    220      20      24            29      2      1
  Caemi Mineracao e Metalurgia S.A............................    50.00  16.82  1,385       4     233           289      1      -
  Salobo Metais S.A (6).......................................    50.00  50.00      -       -       -            22      -      -
  Ferrovia Centro-Atlantica S.A - FCA.........................    20.00  45.65      -       -       -             -      -    (16)
  Others......................................................                                     53            62     (1)    (5)
                                                                                              -------- ---------------------------
                                                                                                  913         1,189     10     14
Investments at cost
  SIDERAR (market value $11and $31 in June 30, 2002
    and 2001, respectively)...................................     4.85  4.85                      11            15      -      -
  Unrealized holding gains on equity security.................                                      -            (4)     -      -
  MRS Logistica S.A...........................................    17.19  9.76                       -            22    (20)     -
  Others......................................................                                      1             5      -      -
                                                                                              -------- ---------------------------
                                                                                                  925         1,227    (10)    14
                                                                                              ======== ===========================

Change in provision for losses on equity investments:
  Aluminio Brasileiro S.A. - ALBRAS...........................                                                         (12)   (13)
  Cia Ferroviaria do Nordeste ................................                                                          (2)    (7)
  Companhia Coreano Brasileira de Pelotizacao - KOBRASCO .....                                                          (5)     -
  Ferroban ...................................................                                                          (2)     -
  Ferrovia Centro-Atlantica S.A. - FCA .......................                                                         (10)     -
  MRS Logistica S.A. .........................................                                                          (7)     -
                                                                                                                    --------------
                                                                                                                       (38)   (20)
                                                                                                                    ==============
  (1) Based on US GAAP financial information.
  (2) Value based on quoted market price at June 30, 2002 is $57 compared to net book value of $16.
  (3) Investments sold in 2001
  (4) Value based on quoted market price at June 30, 2002 is $114 compared to net book value of $11.
  (5) Value based on quoted market price at June 30, 2002 is $37 compared to net book value of $24.
  (6) Development stage enterprise

          Goodwill which is no longer amortized as from January 1, 2002 in accordance with SFAS 142, included in the above investments is as follows:

                                                                                         June 30,        December 31,
 Investee                                                                                    2002                2001
----------------------------------------------------------                      ------------------  ------------------
  Alumina do Norte do Brasil S.A. - ALUNORTE ..................................               --                  24
  Samarco Mineracao S.A........................................................               34                  41
                                                                                ------------------  ------------------
                                                                                              34                  65
                                                                               ==================  ==================

          Information with respect to other major affiliates' financial position and results of operations is as follows:

                                                      CAEMI (*)             ALUNORTE                ALBRAS                   MRN
                                        -------------------------------------------------------------------------------------------
                                         June 30,  December 31,  June 30, December 31,  June 30, December 31, June 30,  December 31
                                            2002          2001      2002         2001    2002       2001         2002          2001
                                        --------- ------------  -------- ------------ -------- --------- ------------ -------------
Balance Sheet
   Current assets...................        348          398         -          159      138       158           71              55
   Mining rights....................      1,084        1,325
   Other noncurrent assets..........        628          729         -          509      449       510          474             425
   Current liabilities..............       (305)        (307)        -          (95)    (188)     (219)         (44)            (35)
   Noncurrent  liabilities..........       (370)        (427)        -         (431)    (442)     (463)        (124)            (59)
                                       --------- ------------  -------- ------------ -------- --------- ------------ ---------------
   Stockholders' equity.............      1,385        1,718         -          142      (43)      (14)         377             386
                                       ========= ============  ======== ============ ======== ========= ============ ===============
Our participation...................     16.82%       16.82%         -       45.58%   51.00%    51.00%       40.00%          40.00%
                                       --------- ------------  -------- ------------ -------- --------- ------------ ---------------
Investments.........................        233          289         -           65      (22)       (7)         151             154
                                       ========= ============  ======== ============ ======== ========= ============ ===============

                                                                                                            Six months ended June 30
                                                 -----------------------------------------------------------------------------------
                                                       CAEMI               ALUNORTE   ALBRAS                    MRN
                                                 ------------  --------------------- -----------------------------------------------
                                                        2002      2002         2001     2002      2001         2002            2001
                                                 ------------  -------- ------------ -------- --------- ------------ ---------------
Statement of Operations
   Net sales........................                     360       138          157      260       272           75              95
   Costs and expenses...............                    (349)     (189)        (197)    (284)     (297)         (14)            (53)
   Income (loss) before income
      taxes ........................                      11       (51)         (40)     (24)      (25)          61              42
   Income taxes.....................                      (8)        -            -        -         -           (9)             (4)
   Equity in results of affiliates..                       1         -            -        -         -           (5)             (6)
                                                 ------------  -------- ------------ -------- --------- ------------ ---------------
   Net income (loss)                                       4       (51)         (40)     (24)      (25)          47              32
                                                 ============  ======== ============ ======== ========= ============ ===============
Our participation ..................                  16.85%    44.96%       47.82%   51.00%    51.00%       40.00%          40.00%
Participation in results............                       1       (23)         (19)     (12)      (13)          19              13
Change in provision for losses......                       -         -            -        -        13            -               -
                                                 ------------  -------- ------------ -------- --------- ------------ ---------------
Equity in results...................                       1       (23)         (19)     (12)        -           19              13
                                                 ============  ======== ============ ======== ========= ============ ===============

     (*) The fair value allocation of the initial investment in Caemi is still under analysis.

          The provision for losses on equity investments of $38 and $9 at June 30, 2002 and December 31, 2001, respectively, relates to our investments in affiliates which have reported negative stockholders' equity in their financial statements prepared in accordance with US GAAP and in circumstances where we have assumed commitments to fund our share of the accumulated losses, if necessary, through additional capital contributions or other means. Accordingly we (a) first reduce the value of the investment to zero and (b) subsequently provide for our portion of negative equity. The provision is comprised as follows:


                                                                            Cia
                                                                         Coreano-   Ferrovia           Cia
                                                            MRS     Brasileira de   Centro-    Ferroviaria
                                          Ferroban     Logistica      Pelotizacao   Atlantica  do Nordeste      ALBRAS         TOTAL
                                       ------------ -------------------------------------------------------------------- ----------
Provision at January 1, 2001                     -            -                -            -           -           (15)       (15)

Change in provision - results                    -            -                -            -           -           (13)       (13)
                                       ------------ ------------ ---------------- ------------ -----------  ------------ ----------
                                                 -            -                -            -           -           (28)       (28)
Payment of capital                               -            -                -            -           -             -          -
Translation adjustment                           -            -                -            -           -             3          3
                                       ------------ ------------ ---------------- ------------ -----------  ------------ ----------
Provision at June 30, 2001                       -            -                -            -           -           (25)       (25)
                                       ============ ============ ================ ============ ===========  ============ ==========
Provision at January 1, 2002                     -            -                -            -          (2)           (7)        (9)
Change in provision - results                   (2)          (7)              (5)         (10)         (2)          (12)       (38)
                                       ------------ ------------ ---------------- ------------ -----------  ------------ ----------
                                                (2)          (7)              (5)         (10)         (4)          (19)       (47)
Payment of capital                               -            -                -           10           2             -         12
Translation adjustment                           -            -               (1)           -           1            (3)        (3)
                                       ------------ ------------ ---------------- ------------ -----------  ------------ ----------
Provision at June 30, 2002                      (2)          (7)              (6)           -          (1)          (22)       (38)
                                       ============ ============ ================ ============ ===========  ============ ==========

Dividends received from investees aggregated $55 and $96 in six month periods ended June 30, 2002 and 2001, respectively.


8          Commitments and contingencies

(a) At June 30, 2002, we had extended guarantees for borrowings obtained by affiliates and joint ventures in the amount of $531, of which $417 is denominated in United States dollars and the remaining $114 in local currency. These guarantees include $357 relative to ALBRAS.

(b) We are defendants in numerous legal actions in the normal course of business. Based on the advice of our legal counsel, management believes that the provision made against contingent losses is sufficient to cover probable losses in connection with such actions.

           The provision for contingencies and the related judicial deposits are composed as follows:

                                                        June 30, 2002                   December 31, 2001
                                        ----------------------------------  ----------------------------------
                                        Provisions for       Judicial       Provisions for       Judicial
                                        contingencies        deposits       contingencies        deposits
                                        ------------------  --------------  ------------------  --------------

Labor claims........................              144              54                 147              50
Civil claims........................              102              37                 123              53
Tax - related actions ..............              193             141                 177             131
Others..............................                8               2                   5               1
                                        ------------------  --------------   ----------------- ---------------
                                                  447             234                 452             235
                                        ==================  ==============   ================= ===============
Long-term...........................              447             234                 452             235
                                        ==================  ==============   ================= ===============

          Labor -related actions principally comprise employee claims for (i) payment of time spent travelling from their residences to the work-place, (ii) additional payments for alleged dangerous or unhealthy working conditions and (iii) various other matters, often in connection with disputes about the amount of indemnities paid upon dismissal.

          Civil actions principally relate to claims made against us by contractors in connection with losses alleged to have been incurred by them as a result of various past government economic plans during which full indexation of contracts for inflation was not permitted.

          Tax-related actions principally comprise our challenges of changes in basis of calculation and rates of certain revenue taxes and of the tax on financial movements - CPMF.

          We continue to vigorously pursue our interests in all the above actions but recognize that probably we will incur some losses in the final instance, for which we have made provisions.

          Our judicial deposits are made as required by the courts for us to be able to enter or continue a legal action. When judgment is favorable to us, we receive the deposits back; when unfavorable, the deposits are delivered to the prevailing party.

          Contingencies settled in the six months period ended June 30, 2002 and 2001 aggregated $40 and $22, respectively, and additional provisions aggregated $102 and $107 in the six months periods ended June 30, 2002 and 2001, respectively.

(c) We are defendants in two actions seeking substantial compensatory damages brought by the Municipality of Itabira, State of Minas Gerais, which we believe are without merit. Due to the remote likelihood that any loss will arise therefrom no provision has been made in the financial statements with respect to these two actions.

(d) We are committed under a take-or-pay agreement to take delivery of approximately 207,060 metric tons per year of aluminum from ALBRAS at market prices. This estimate is based on 51% of ALBRAS expected production and, at a market price of $1,375.00 per metric ton at June 30, 2002, represents an annual commitment of $285. We are also committed to take-or-pay 683,135 metric tons per year of alumina produced by ALUNORTE which at a market price of $170.28 per metric ton at June 30, 2002, represents an annual commitment of $116. Actual take from ALBRAS was $128 during the six month periods ended June 30, 2002 and 2001, and direct from ALUNORTE (net of take ceded to ALBRAS) was $23 and $14 during the six month periods ended June 30, 2002 and 2001 respectively.

 (e) We and BNDES entered into a contract, known as the Mineral Risk Contract, in June 1997, relating to prospecting authorizations for mining regions where drilling and exploration are still in their early stages. The Mineral Risk Contract provides for the joint development of certain unexplored mineral deposits in approximately two million identified hectares of land in the Carajas region, as well as proportional participation in any financial benefits earned from the development of such resources. Iron ore and manganese deposits already identified and subject to development are specifically excluded from the Mineral Risk Contract.

(f) At the time of our privatization in 1997, we issued shareholder revenue interests known in Brazil as "debentures" to our then-existing shareholders, including the Brazilian Government. The terms of the "debentures", which are more fully described in our consolidated financial statements for the year ended December 31, 2001, were set to ensure that our pre-privatization shareholders, including the Brazilian Government, would participate alongside us in potential future financial benefits that we are able to derive from exploiting our mineral resources.

(g)        At June 30, 2002 we have provided $27 for environmental  liabilities.
           Such provisions relate to site restoration at mines already closed or which are expected to be closed in the next two years.

           We use various judgments and assumptions when measuring our environmental liabilities. Changes in circumstances, law or technology may affect our estimates and we periodically review the amounts accrued and adjust them as necessary. Our accruals do not reflect unasserted claims because we are currently not aware of any such issues. Also the amounts provided are not reduced by any potential recoveries under cost sharing, insurance or indemnification arrangements because such recoveries are considered uncertain.

9          Segment and geographical information

Consolidated net income and principal assets are reconciled as follows:

                                                                                                                      June 30, 2002
                                                               ---------------------------------------------------------------------
                                                                                                   Holdings
                                                                                         -------------------
                                                                          Non            Fores- Alu-               Eli-    Consoli-
                                                               Ferrous ferrous Logistics   try  minum   Steel   minations   dated
                                                               ------- ------- --------- -----  -----   -----   ---------   -----
RESULTS
Revenues - Export............................................    2,001     86     19        -     167      -       (853)    1,420
Revenues - Domestic..........................................      485     43    179        3       -      -        (72)      638
Cost and expenses............................................   (2,086)  (113)  (153)      (8)   (165)   (24)       925    (1,624)
Interest revenue.............................................       93      -      6        -       4      1        (27)       77
Interest expense.............................................     (196)    (3)    (3)       -       -     (4)        27      (179)
Depreciation.................................................      (98)   (19)    (9)      (1)      -      -          -      (127)
Pension plan.................................................       (6)     -      -        -       -      -          -        (6)
Equity.......................................................       14      -    (42)       -     (12)    (8)         -       (48)
Income taxes.................................................      113      -     (1)       -      (2)     -          -       110
                                                               --------- ------ ------ -------  ------- ------ ---------  ---------
Net income...................................................      320     (6)    (4)      (6)     (8)   (35)         -       261
                                                               ========= ====== ====== =======  ======= ====== =========  =========

Sales classified by geographic destination:
Export market
Latin America................................................     217       -     12        -       13       -     (125)      117
United States................................................     147      29      3        -        1       -      (85)       95
Europe.......................................................     851      55      2        -      142       -     (324)      726
Middle East..................................................      85       -      -        -        -       -      (11)       74
Japan........................................................     243       1      -        -        -       -     (113)      131
Asia, other than Japan.......................................     458       1      2        -       11       -     (195)      277
                                                               --------- ------ ------ -------  ------- ------ ---------  ---------
                                                                2,001      86     19        -      167       -     (853)    1,420
Domestic market..............................................     485      43    179        3        -       -      (72)      638
                                                               --------- ------ ------ -------  ------- ------ ---------  ---------
                                                                2,486     129    198        3      167       -     (925)    2,058
                                                               ========= ====== ====== =======  ======= ====== =========  =========
Assets :
Property, plant and equipment, net...........................   2,709     392    252       83      410        -       -     3,846
Capital expenditures.........................................     283      18     26        -        -        -       -       327
Investments in affiliated companies
and joint ventures and other investments.....................     573       -     (2)       -      174      142       -       887
                                                               ========= ====== ====== =======  ======= ====== =========  =========
Capital employed.............................................   2,036     345    248       40      266       18     539     3,492
EBITDA.......................................................     747      38     90        -       24        1       -       900


                                     F - 15





                                                                                                                      June 30, 2001
                                                               ---------------------------------------------------------------------
                                                                                                   Holdings
                                                                                         -------------------
                                                                                            (3)
                                                                       Non               Fores- Alu-               Eli-    Consoli-
                                                               Ferrous ferrous Logistics   try  minum   Steel   minations   dated
                                                               ------- ------- --------- -----  -----   -----   ---------   -----
RESULTS
Revenues - Export..............................................   1,617     81     97      49     160       -      (609)    1,395
Revenues - Domestic............................................     501     44    198       6       -       -      (110)      639
Cost and expenses..............................................  (1,911)  (103)  (188)    128    (152)    107       719    (1,400)
Interest revenue...............................................      87      9      -       6       -       -       (37)       65
Interest expense...............................................    (193)    (7)    (5)      -       -       -        37      (168)
Depreciation...................................................     (98)   (17)   (12)     (1)      -       -         -      (128)
Pension plan...................................................     (14)    (2)    (1)      -       -       -         -       (17)
Equity.........................................................      14      -    (29)     11     (14)     12         -        (6)
Income taxes...................................................      75      -      -      (1)      -       -         -        74
                                                                 -------- ------  ----- -------   -----   -----    -------   ------
Net income.....................................................      78      5     60     198      (6)    119         -       454
                                                                 ======== ======  ===== =======   =====   =====    =======   =====

Sales classified by geographic destination:
Export market
Latin America..................................................     171       -     38       -        8      -       (92)      125
United States..................................................      79      60      9      43       22      -       (41)      172
Europe.........................................................     627      19     35       6      107      -      (193)      601
Middle East....................................................     103       -      -       -        -      -       (11)       92
Japan..........................................................     261       2      9       -       12      -      (112)      172
Asia, other than Japan.........................................     376       -      6       -       11      -      (160)      233
                                                                 -------- ------  ----- -------   -----   -----    -------   ------
                                                                   1,617     81     97      49      160      -      (609)    1,395
Domestic market................................................      501     44    198       6        -      -      (110)      639
                                                                 -------- ------  ----- -------   -----   -----    -------   ------
                                                                   2,118    125    295      55      160      -      (719)    2,034
                                                                 ======== ======  ===== =======   =====   =====    =======   =====
Assets :
Property, plant and equipment, net.............................    2,924    271    345     131       -       -         -     3,671
Capital expenditures...........................................      246     18     16       1       -       -         -       281
Investments in affiliated companies
and joint ventures and other investments.......................      460     22    135     173     224     208         -     1,222
                                                                  ======= ============= =============== ===========================
Capital employed...............................................     3,043   264    363     115     (12)      -         -     3,773
EBITDA.........................................................       695    35    114       -      26      25         -       895


(1) - Includes $170 profit on sale of Bahia Sul Celulose S.A.  - BSC.
(2) - Includes $107 profit on sale of Companhia Siderurgica Nacional - CSN.
(3) - Up to September 2001 includes pulp and paper operation.


For more information on segments see the segment disclosures included in our consolidated financial statements for the year ended December 31, 2001.


10         Derivative financial instruments

           Volatility of interest rates, exchange rates and commodity prices are the main market risks to which we are exposed - all three are managed through derivative operations. These have the exclusive aim of reducing exposure to risk. We do not use derivatives for speculation purposes.

           We monitor and evaluate our derivative positions on a regular basis and adjust our strategy in response to market conditions. We also periodically review the credit limits and credit worthiness of our counter-parties in these transactions. In view of the policies and practices established for operations with derivatives, management considers the occurrence of non-measurable risk situations as unlikely.

           As from January 1, 2001 we adopted SFAS 133 "Accounting for Derivative Financial Instruments and Hedging Activities", as amended by SFAS 137 and SFAS 138, and began to recognize all derivatives on our balance sheet at fair value. Accordingly we recognized an initial transition adjustment of $3 as a charge in our statement of income relative to net unrealized losses on contracts open as of December 31, 2000. Subsequently to January 1, 2001 all derivatives have been adjusted to fair market value at each balance sheet date and the change included in current earnings.

           For the six month periods ended June 30, 2002 and 2001 the movement of unrealized and realized gains or losses on derivative financial instruments is as follows:

                                                                                                   Net Gains (losses)
                                                                    -------------------------------------------------
                                                                         Gold  Interest rates (Currencies      Total
                                                                    ---------- --------------------------- ----------

Initial unrealized gains and losses at January 1, 2001 ...........          9            (8)           (4)        (3)
Change in the period .............................................         21           (31)          (11)       (21)
(Gains) and losses realized in the period ........................         (4)            2             3          1
                                                                    ---------- ------------- ------------- ----------
Unrealized gains and (losses) at June 30, 2001 ...................         26           (37)          (12)       (23)
                                                                    ========== ============= ============= ==========
Unrealized gains and losses at January 1, 2002 ..................           7           (36)           (4)       (33)
Change in the period ............................................         (11)           21             3         13
(Gains) and losses realized in the period .......................           1           (13)           (1)       (13)
                                                                    ---------- ------------- ------------- ----------
Unrealized gains and (losses) at June 30, 2002 ..................          (3)          (28)           (2)       (33)
                                                                    ========== ============= ============= ==========

           Realized and unrealized gains and losses are included in our income statement under the following captions:

           Gold - other operating costs and expenses; Interest rates - financial expenses; Currencies - foreign exchange and monetary losses, net.

           Final maturity dates for the above instruments are as follows:

Gold..........................................................    December 2006
Interest rates (libor)........................................         May 2007
Currencies....................................................         May 2005

(a)        Interest Rate and Exchange Rate Risk

           Interest rate risks mainly relate to that part of the debt borrowed at floating rates. The foreign currency debt is largely subject to fluctuations in the London Interbank Offered Rate - LIBOR. That portion of local currency denominated debt that is subject to floating rates is linked to the Long Term Interest Rate - TJLP, fixed quarterly by the Brazilian Central Bank. Since May 1998, we have used derivative instruments to protect ourselves against fluctuations in the LIBOR rate.

           There is an exchange rate risk associated with our foreign currency denominated debt. On the other hand, a substantial proportion of our revenues are denominated in, or automatically indexed to, the U.S. dollar, while the majority of costs are expressed in reais. This provides a natural hedge against any devaluation of the Brazilian real against the U.S. dollar. When events of this nature occur, the immediate negative impact on foreign currency denominated debt is offset over time by the positive effect of devaluation on future cash flows.

           With the  advent  of a  floating  exchange  rate  regime in Brazil in
           January 1999, we adopted a strategy of monitoring market fluctuations, using derivatives to protect against specific risks from exchange rate variation.

           From time to time we enter into foreign exchange derivative swap transactions seeking to change the characteristics of our real-denominated cash investments to US dollar-indexed instruments. The extent of such transactions depends on our perception of market and currency risk, but is never speculative in nature. All such operations are marked-to-market at each balance sheet date and the effect included in financial income or expense. During the six months ended June 30, 2002 and 2001 our use of such instruments was not significant.

(b)        Commodity Price Risk

           We also use derivative instruments to manage exposure to changing gold prices. Derivatives allow the fixing of an average minimum profit level for future gold production. However, they may also have the effect of eliminating potential gains on certain price increases in the spot market for gold. We manage our contract positions actively, and the results are reviewed at least monthly, allowing adjustments to targets and strategy to be made in response to changing market conditions.

           In the case of gold  derivatives,  our  policy has been to settle all
           contracts  through  cash  payments  or  receipts,   without  physical
           delivery of product.

           Our affiliates Albras and Alunorte manage the risk of fluctuating aluminum prices using derivatives, allowing an average minimum profit level for future production and ensuring stable cash generation. However, they may also have the effect of eliminating potential gains on certain price increases in the spot market for aluminum. We account for both affiliates using the equity method.

           In December 2000, we introduced a new risk management system to evaluate, measure and manage the market risk associated with our financial activities, using the value-at-risk - VAR method. VAR incorporates a variety of risk factors which affect our results, including commodity prices, interest and exchange rate volatilities, as well as the correlation between all these variables.

11         Long-term Debt

           On March 8, 2002, we issued $300 of 8.625% Enhanced Guaranteed Notes due March 8, 2007.

           In March 2002, the BNDES sold shares it held in CVRD and at June 30,2002 was no longer considered a related party.

12         Subsequent events

(a)        Sale of Pulp Assets

           On June 10, 2002, CVRD and its subsidiary Florestas Rio Doce S.A (FRDSA) signed a letter of intent for the sale of assets (planted eucalyptus forest lands) owned by FRDSA in the Sao Mateus region of the state of Espirito Santo, to Aracruz Celulose S.A. (Aracruz) and Bahia Sul Celulose S.A. (Bahia Sul).

           The completion of this sale is conditional on a forest, legal and financial audit, negotiation and formalization of all the contracts and other documents necessary for the transaction.

(b)        CVRD and Antofagasta establish a Joint Venture

           On July 19, 2002, CVRD and Antofagasta Plc (Antofagasta), one of the largest copper producers in Chile, constituted Cordillera de las Minas S.A. (Cordillera), whose purpose is to develop mineral research and exploration activities in the south of Peru, near Cuzco. The area of potential mining covers approximately 60 thousand square kilometers.

           On July 18, 2002 CVRD received the option to acquire up to 50% of the capital of Cordillera, which holds the rights to mineral exploration in the area mentioned above, through a $7 investment over a three-year period for geological research and exploration of Cordillera, and the right to significant influence over the operations of Cordillera, particularly in relation to the future investments.

(c)        Acquisition of Mineracao Vera Cruz (MVC)

           On July 1, 2002 CVRD acquired the remaining 64% of the shares of MVC, from Parapanema group for $2.

Members of the Board of Directors,  Audit Committee, Chief Executive Officer and
Executive Directors
--------------------------------------------------------------------------------
Board of Directors                             Chief Executive Officer
Luiz Tarquinio Sardinha Ferro                  Roger Agnelli
Chairman

Erik Persson                                   Director of Legal Affairs
                                               Francisco Rohan de Lima

Renato Augusto Zagallo Villela dos Santos

Francisco Valadares Povoa                      Diretor de Desenvolvimento de Projetos Minerais
                                               Jose Lancaster
Joao Moises Oliveira

Jose Marques de Lima                           Executive Director of Finance
                                               Fabio de Oliveira Barbosa
Octavio Lopes Castello Branco Neto

Renato da Cruz Gomes                           Executive Director of Planning
                                               Gabriel Stoliar
Romeu do Nascimento Teixeira

                                               Executive Director of Human Resources and
Audit Commitee                                 Corporate Services
Claudio Bernardo Guimaraes de Moraes           Carla Grasso

Eliseu Martins
                                               Executive Director of the Iron Ore Area
Marcos Fabio Coutinho                          Armando de Oliveira Santos Neto

Pedro Carlos de Mello
                                               Executive Director of Logistics Area
Ricardo Wiering de Barros                      Guilherme Rodolfo Laager


                                               Executive Director of the Shareholdings Area and
                                               Businesses Development
                                               Antonio Miguel Marques

                                               Executive Director of Non-Ferrous Area
                                               Diego Cristobal Hernandez Cabrera

                                               Eduardo de Carvalho Duarte    Otto de Souza Marques Junior
                                               Chief Accountant                      Director of Control
                                               CRC-RJ 57439

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           COMPANHIA VALE DO RIO DOCE
                                                 (Registrant)

Date:  August 16, 2002

                                           By: /s/ Eduardo de Carvalho Duarte
                                               ------------------------------
                                               Eduardo de Carvalho Duarte
                                               Chief Accountant